June 25, 2009

To:	Division of Corporation Finance
Securities and Exchange Commission

From:	Vertical Computer Systems, Inc.

Re:	Vertical Computer Systems, Inc.
Form 10-KSB for the Fiscal Year ended December 31, 2007
Filed April 22, 2008
Form 10-Q for the Quarterly Period ended June 30, 2008
Filed August 19, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
Filed November 14, 2008
Form 10-K for the Fiscal Year ended December 31, 2008
Filed April 15, 2009
File No. 000-28685

We have reviewed your follow-up comments in your most recent letter dated May 12, 2009, which is related to your original comment letter dated November 14, 2008.  Due to the timing of our receipt of the letter on May 12, 2009 falling during the period we were preparing our Form 10-Q Report for the three months ended March 31, 2009, and also because of the complexity of some of your comments, we have retained additional consulting and legal advice and are in the process of gathering the information and drafting a response to your comment letter.  Therefore, we respectfully request an extension of an additional 7 business days to complete the Company’s responses to the Commission’s most recent Comment Letter.  The granting of our request would make our responses to the Commission’s most recent Comment Letter due on or before July 3, 2009.  We will do whatever we are able to do to conclude our responses before that date, but because of the need to coordinate various third parties whose schedules we cannot control, we are requesting the additional time.

Sincerely,

/s/ David Braun
David Braun
Chief Financial Officer Vertical Computer Systems, Inc.

http://www.vcsy.com Email: corporate@vcsy.com	101 W. Renner Road, Suite 300▪ Richardson, TX 75082 Tel: (817) 348-8717 ▪ Fax: (512) 692-1836